Preliminary Pricing Supplement No. 3214
(To the Prospectus dated August 1, 2019, the Prospectus Supplement dated August 1, 2019, the Prospectus Addendum dated May 11, 2020 and the Product Supplement EQUITY INDICES STR-1 dated August 1, 2019)	Subject to Completion Preliminary Pricing Supplement dated June 5, 2020	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-232144

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	June , 2020 June , 2020 July , 2021
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Strategic Accelerated Redemption Securities® Linked to the S&P Biotechnology Select Industry Index

▪  Automatically callable if the closing level of the Index on any Observation Date, occurring approximately six, nine and twelve months after the pricing date, is at or above the Starting Value

▪  In the event of an automatic call, the amount payable per unit will be:

▪  [$11.000 to $11.050] if called on the first Observation Date

▪  [$11.500 to $11.575] if called on the second Observation Date

▪  [$12.000 to $12.100] if called on the final Observation Date

▪  If not called on the first and second Observation Dates, a maturity of approximately one year and one week

▪  If not called, 1-to-1 downside exposure to decreases in the Index, with up to 100% of your principal at risk

▪  All payments are subject to the credit risk of Barclays Bank PLC

▪  No periodic interest payments

▪  In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”

▪  Limited secondary market liquidity, with no exchange listing

▪  The notes are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom, or any other jurisdiction

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement EQUITY INDICES STR-1, beginning on page S-7 of the prospectus supplement and beginning on page PA-1 of the prospectus addendum.

Our initial estimated value of the notes, based on our internal pricing models, is expected to be between $9.00 and $9.41 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-16 of this term sheet.

Notwithstanding any other agreements, arrangements or understandings between Barclays and any holder or beneficial owner of the notes, by acquiring the notes, each holder and beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. All payments are subject to the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page TS-3 and “Risk Factors” beginning on page TS-7 of this term sheet.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1) …………………………………..	$ 10.000	$
Underwriting discount(1) …………………………….....	$ 0.125	$
Proceeds, before expenses, to Barclays…	$ 9.875	$

(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.975 per unit and $0.100 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

June , 2020

Strategic Accelerated Redemption Securities® Linked to the S&P Biotechnology Select Industry Index, due July , 2021

Summary

The Strategic Accelerated Redemption Securities® Linked to the S&P Biotechnology Select Industry Index, due July , 2021 (the “notes”) are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power (as described herein) or any other resolution measure by any relevant U.K. resolution authority. The notes will be automatically called at the applicable Call Amount if the closing level of the Market Measure, which is the S&P 500® Index (the “Index”), on any Observation Date is equal to or greater than the Starting Value. If your notes are not called, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value range for the notes. This range of estimated values was determined based on our internal pricing models, which take into account a number of variables, including volatility, interest rates and our internal funding rates, which are our internally published borrowing rates and the economic terms of certain related hedging arrangements. The notes are subject to an automatic call, and the initial estimated value is based on an assumed tenor of the notes. This range of estimated values may not correlate on a linear basis with the range of Call Amounts and Call Premiums for the notes. The estimated value of the notes calculated on the pricing date is expected to be less than the public offering price and will be set forth in the final term sheet made available to investors in the notes.

The economic terms of the notes (including the Call Amounts and Call Premiums) are based on our internal funding rates, which may vary from the levels at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements. The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, will reduce the economic terms of the notes. For more information about the estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-16.

Terms of the Notes		Payment Determination
Issuer:	Barclays Bank PLC (“Barclays”)

Automatic Call Provision:

Redemption Amount Determination:

If the notes are not called you will receive the Redemption Amount per unit on the maturity date, determined as follows:

Because the Threshold Value for the notes is equal to the Starting Value, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.

Principal Amount:	$10.00 per unit
Term:	Approximately one year and one week, if not called on the first or second Observation Dates
Market Measure:	The S&P Biotechnology Select Industry Index (Bloomberg symbol: “SPSIBI”), a price return index
Starting Value:	The closing level of the Market Measure on the pricing date
Ending Value:	The Observation Level of the Market Measure on the final Observation Date
Observation Level:	The closing level of the Market Measure on the applicable Observation Date
Observation Dates:

December , 2020, March , 2021 and June , 2021 (the final Observation Date), approximately six, nine and twelve months after the pricing date.

The Observation Dates are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-18 of product supplement EQUITY INDICES STR-1.

Call Level:	100% of the Starting Value
Call Amounts (per Unit) and Call Premiums:

[$11.000 to $11.050], representing a Call Premium of [10.00% to 10.50%] of the principal amount, if called on the first Observation Date;

[$11.500 to $11.575], representing a Call Premium of [15.00% to 15.75%] of the principal amount, if called on the second Observation Date; and

[$12.000 to $12.100], representing a Call Premium of [20.00% to 21.00%] of the principal amount, if called on the final Observation Date.

The actual Call Amounts and Call Premiums will be determined on the pricing date.

Call Settlement Dates:	Approximately the fifth business day following the applicable Observation Date, subject to postponement as described on page PS-19 of product supplement EQUITY INDICES STR-1; provided however, that the Call Settlement Date related to the final Observation Date will be the maturity date.
Threshold Value:	100% of the Starting Value
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.125 per unit as listed on the cover page and a hedging-related charge of $0.05 per unit described in “Structuring the Notes” on page TS-16.
Calculation Agents:	Barclays and BofA Securities, Inc. (“BofAS”).

Strategic Accelerated Redemption Securities®	TS-2

Strategic Accelerated Redemption Securities® Linked to the S&P Biotechnology Select Industry Index, due July , 2021

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322:

▪	Product supplement EQUITY INDICES STR-1 dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000095010319010200/dp110293_424b3-indicesstr.htm

▪	Prospectus addendum dated May 11, 2020: http://www.sec.gov/Archives/edgar/data/312070/000110465920059376/a20-19169_1424b3.htm

▪	Series A MTN prospectus supplement dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000095010319010190/dp110493_424b2-prosupp.htm

▪	Prospectus dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000119312519210880/d756086d424b3.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES STR-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our” or similar references are to Barclays.

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between us and any holder or beneficial owner of the notes, by acquiring the notes, each holder and beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of Barclays or another person (and the issue to, or conferral on, the holder or beneficial owner of the notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the notes, or amendment of the amount of any interest or any other amounts due on the notes, or the dates on which any interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the notes further acknowledges and agrees that the rights of the holders or beneficial owners of the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Risk Factors” below as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Strategic Accelerated Redemption Securities®	TS-3

Strategic Accelerated Redemption Securities® Linked to the S&P Biotechnology Select Industry Index, due July , 2021

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪  You anticipate that the closing level of the Index on any of the Observation Dates will be equal to or greater than the Starting Value and, in that case, you accept an early exit from your investment.

▪  You accept that the return on the notes will be limited to the return represented by the applicable Call Premium even if the percentage change in the level of the Index is significantly greater than the applicable Call Premium.

▪  If the notes are not called, you accept that your investment will result in a loss, which could be significant.

▪  You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪  You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪  You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2.

▪  You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Call Amounts and the Redemption Amount.

▪  You are willing to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

▪  You wish to make an investment that cannot be automatically called prior to maturity.

▪  You believe that the level of the Index will decrease from the Starting Value to the Ending Value.

▪  You anticipate that the Observation Level will be less than the Call Level on each Observation Date.

▪  You seek an uncapped return on your investment.

▪  You seek principal repayment or preservation of capital.

▪  You seek interest payments or other current income on your investment.

▪  You want to receive dividends or other distributions paid on the stocks included in the Index.

▪  You seek an investment for which there will be a liquid secondary market.

▪  You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪  You are unwilling to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Strategic Accelerated Redemption Securities®	TS-4

Strategic Accelerated Redemption Securities® Linked to the S&P Biotechnology Select Industry Index, due July , 2021

Examples of Hypothetical Payments

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Call Amount or Redemption Amount, as applicable, based on the hypothetical terms set forth below. The actual amount you receive and the resulting return will depend on the actual Starting Value, Threshold Value, Call Level, Observation Levels, Call Premiums and term of your investment. The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1)	a Starting Value of 100.00;

2)	a Threshold Value of 100.00;

3)	a Call Level of 100.00;

4)	an expected term of the notes of approximately one year and one week, if the notes are not called on the first or second Observation Dates;

5)	a Call Premium of 10.250% of the principal amount if the notes are called on the first Observation Date, 15.375% if called on the second Observation Date and 20.500% if called on the final Observation Date (the midpoint of the applicable Call Premium ranges); and

6)	Observation Dates occurring approximately six, nine and twelve months after the pricing date.

The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value of the Market Measure. For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the level of the Index will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Notes Are Called on an Observation Date

The notes will be called at $10.00 plus the applicable Call Premium on one of the Observation Dates if the Observation Level is equal to or greater than the Call Level.

Example 1 - The Observation Level on the first Observation Date is 150.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $1.0250 = $11.0250 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 2 - The Observation Level on the first Observation Date is below the Call Level, but the Observation Level on the second Observation Date is 105.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $1.5375 = $11.5375 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 3 - The Observation Levels on the first and second Observation Dates are below the Call Level, but the Observation Level on the third and final Observation Date is 105.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $2.0500 = $12.0500 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Notes Are Not Called on Any Observation Date

Example 4 - The notes are not called on any Observation Date and the Ending Value is less than the Threshold Value. The Redemption Amount will be less, and possibly significantly less, than the principal amount. For example, if the Ending Value is 50.00, the Redemption Amount per unit will be:

Strategic Accelerated Redemption Securities®	TS-5

Strategic Accelerated Redemption Securities® Linked to the S&P Biotechnology Select Industry Index, due July , 2021

	Notes Are Called on an Observation Date			Notes Are Not Called on Any Observation Date
	Example 1	Example 2	Example 3	Example 4
Starting Value	100.00	100.00	100.00	100.00
Call Level	100.00	100.00	100.00	100.00
Threshold Value	100.00	100.00	100.00	100.00
Observation Level on the First Observation Date	150.00	90.00	90.00	88.00
Observation Level on the Second Observation Date	N/A	105.00	90.00	78.00
Observation Level on the Final Observation Date	N/A	N/A	105.00	50.00
Return on the Index	50.00%	5.00%	5.00%	-50.00%
Return on the Notes	10.250%	15.375%	20.50%	-50.000%
Call Amount / Redemption Amount per Unit	$11.025	$11.5375	$12.050	$5.0000

Strategic Accelerated Redemption Securities®	TS-6

Strategic Accelerated Redemption Securities® Linked to the S&P Biotechnology Select Industry Index, due July , 2021

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY INDICES STR-1, page S-7 of the Series A MTN prospectus supplement and page PA-1 of the prospectus addendum identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the notes are not called, your investment will result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and any actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Payments on the notes are subject to the exercise of U.K. Bail-in Power by the relevant U.K. resolution authority. As described above under “Consent to U.K. Bail-in Power,” the relevant U.K. resolution authority may exercise any U.K. Bail-in Power under the conditions described in such section of this term sheet. If any U.K. Bail-in Power is exercised, you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders and beneficial owners of the notes. By your acquisition of the notes, you acknowledge, accept, agree to be bound by, and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture relating to the notes). The trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power with respect to the notes. See “Consent to U.K. Bail-in Power” above as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement for more information.

▪	Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the stocks included in the Index.

▪	The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪	The estimated value is based on a number of variables, including volatility, interest rates and our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪	The estimated value of your notes is expected to be lower than the public offering price of your notes. This difference is expected as a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-16. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices take into consideration the levels at which our debt securities trade in the secondary market but do not take into account such fees, charges and other amounts.

▪	The estimated value of the notes will not be a prediction of the prices at which MLPF&S, BofAS or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar size trades, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪	A trading market is not expected to develop for the notes. We, MLPF&S, BofAS and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trading in securities of companies included in the Index), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

Strategic Accelerated Redemption Securities®	TS-7

Strategic Accelerated Redemption Securities® Linked to the S&P Biotechnology Select Industry Index, due July , 2021

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of the securities included in the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S, BofAS and our respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any company.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a U.S. investor of the notes. See “Tax Considerations” below.

Additional Risk Factors

The stocks included in the Index are concentrated in one sector.

All of the stocks included in the Index are issued by companies in the biotechnology sector. As a result, the stocks that will determine the performance of the notes are concentrated in the biotechnology sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks underlying the Index, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the biotechnology sector, including those discussed below. Accordingly, by investing in the notes, you will not benefit from the diversification that could result from an investment linked to companies in multiple sectors.

Adverse conditions in the biotechnology sector may reduce your return on the notes.

As noted above, all of the stocks included in the Index are issued by companies whose primary lines of business are directly associated with the biotechnology sector. The profitability of these companies is largely dependent on, among other things, demand for the companies’ products, regulatory influences on the biotechnology market (including healthcare reform and receipt of regulatory approvals and compliance with complex regulatory requirements), pricing and reimbursement from third party payors, continued innovation and successful development of new products, talent attraction and retention, maintaining intellectual property rights and industry competition. Any adverse developments affecting the biotechnology sector could adversely affect the level of the Index and, in turn, the value of the notes.

Strategic Accelerated Redemption Securities®	TS-8

Strategic Accelerated Redemption Securities® Linked to the S&P Biotechnology Select Industry Index, due July , 2021

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources without independent verification. The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (the “Index sponsor” or “S&P Dow Jones”). The Index sponsor, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section of product supplement EQUITY INDICES STR-1 on page PS-21 entitled “Description of STRs – Discontinuance of an Index.” None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index is a capped modified equal-weighted index (subject to concentration and liquidity requirements set out below) that is designed to measure the performance of the Global Industry Classification Standard (“GICS®”) biotechnology sub-industry group of the S&P Total Market Index (the “S&P TM Index”). The Index may also include companies in the following supplementary sub-industry: life sciences tools & services. Membership is based on a company’s GICS® classification, as well as liquidity and market capitalization requirements. The Index is reported by Bloomberg L.P. under the ticker symbol “SPSIBI.” The Index is one of the S&P Select Industry Indices (collectively, the “Select Industry Indices” and each, a “Select Industry Index”), each designed to measure the performance of a sub-industry or group of sub-industries based on GICS®. All members of the Select Industry Indices are selected from the S&P TM Index.

The S&P TM Index offers broad market exposure to companies of all market capitalization, including all U.S. common equities with a primary listing on the New York Stock Exchange, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA, Cboe EDGX or IEX exchanges. Only U.S. companies are eligible for inclusion in the S&P TM Index.

Index Eligibility

To qualify for membership in a Select Industry Index, at each quarterly rebalancing, a company must satisfy the following criteria:

1.	be a member of the S&P TM Index;

2.	be included in one of the relevant GICS® sub-industries for the applicable Select Industry Index, which is biotechnology for the Index (stocks included in such sub-industry, “primary stocks”);

3.	meet one of the following float-adjusted market capitalization and float-adjusted liquidity ratio requirements:

a.	be a current constituent, have a float-adjusted market capitalization greater than or equal to US$ 300 million, and have a float-adjusted liquidity ratio greater than or equal to 50%;

b.	have a float-adjusted market capitalization greater than or equal to US$ 500 million and a float-adjusted liquidity ratio greater than or equal to 90%; or

c.	have a float-adjusted market capitalization greater than or equal to US$ 400 million and a float-adjusted liquidity ratio greater than or equal to 150%.

In the event that fewer than 35 stocks are selected for each Select Industry Index using the eligible primary stocks, certain indices will select stocks for inclusion from a supplementary list of highly correlated sub-industries (supplementary stocks) based on process established by S&P Dow Jones. Additionally, minimum float-adjusted market capitalization requirements may be relaxed for all Select Industry Indices to ensure that there are at least 22 stocks in each Select Industry Index as of each rebalancing effective date.

Liquidity. The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the applicable rebalancing reference date.

The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history. In these cases, the dollar value traded available as of the rebalancing reference date is annualized.

Takeover Restrictions. At the discretion of S&P Dow Jones, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in a Select Industry Index. Ownership restrictions preventing entities from replicating the index weight of a stock may be excluded from the eligible universe or removed from the applicable Select Industry Index. S&P Dow Jones will provide up to five days advance notification of a deletion between rebalancings due to ownership restrictions.

Multiple Share Classes. Some companies in the S&P TM Index are represented by multiple share classes. As of December 18, 2015, each company in the Select Industry Indices is represented once by the primary listing, which is generally the most liquid share line.

Strategic Accelerated Redemption Securities®	TS-9

Strategic Accelerated Redemption Securities® Linked to the S&P Biotechnology Select Industry Index, due July , 2021

Index Construction and Calculations

The Select Industry Indices are equal-weighted, with adjustments to individual constituent weights to ensure concentration and liquidity requirements, and calculated by the divisor methodology.

The index value of each Select Industry Index is simply the market value of that Select Industry Index divided by the index divisor:

Index Value = (Index Market Value) / Divisor

Index Market Value = Pi × Sharesi × IWFi × AWFi

where N is the number of stocks in the index, Pi the price of stock i, Sharesi is total shares outstanding of stock i, IWFi is the float factor of stock i (as defined below), and AWFi is the adjustment factor of stock i assigned at each index rebalancing date, t, which makes all index constituents modified market capitalization equal (and, therefore, equal weight), while maintaining the total market value of the overall index. The AWF for each index constituent, i, at rebalancing date, t, is calculated by:

AWFi,t = Z / N × FloatAdjustedMarketValuei,t

where Z is an index specific constant set for the purpose of deriving the AWF and, therefore, each stock’s share count used in the index calculation (often referred to as modified index shares).

Float Adjustment. Float adjustment means that the number of shares outstanding is reduced to exclude closely held shares from the calculation of the index value because such shares are not available to investors. The goal of float adjustment is to distinguish between long-term, strategic shareholders, whose holdings depend on concerns such as maintaining control rather than the shorter term economic fortunes of the company, and shareholders who are considered more short-term in nature. Generally, these long-term strategic shareholders include, but are not limited to, officers and directors, private equity, venture capital & special equity firms, asset managers and insurance companies with board of director representation, other publicly traded companies that hold shares, holders of restricted shares, company-sponsored employee share plans/trusts, defined contribution plans/savings, and investment plans, foundations or family trusts associated with the company, government entities at all levels (other than government retirement/pension funds), sovereign wealth funds and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. Restricted shares are generally not included in total shares outstanding except for shares held as part of a lock-up agreement. Shares that are not considered outstanding are also not included in the available float. These generally include treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights.

For each component, S&P Dow Jones calculates an Investable Weight Factor (“IWF”), which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the relevant Select Industry Index.

Divisor. Continuity in index values of each Select Industry Index is maintained by adjusting its divisor for all changes in its constituents’ share capital after its base date. This includes additions and deletions to the relevant Select Industry Index, rights issues, share buybacks and issuances and non-zero price spin-offs. The value of each Select Industry Index’s divisor over time is, in effect, a chronological summary of all changes affecting the base capital of that Select Industry Index. The divisor of each Select Industry Index is adjusted such that the index value of that Select Industry Index at an instant just prior to a change in base capital equals the index value of that Select Industry Index at an instant immediately following that change.

Constituent Weightings

At each quarterly rebalancing, companies are initially equally weighted using closing prices as of the second Friday of the last month of the quarter as the reference price. For those companies with multiple share classes in an index, the weight assigned to each share class is proportional to its float-adjusted market capitalization as of the rebalance reference date. Adjustments are then made to ensure that there are no individual constituents whose weight in the applicable Select Industry Index exceeds the value that can be traded in a single day for a given theoretical portfolio value ranging from U.S. $500 million to U.S. $2,000 million (the “Theoretical Portfolio Value”). Theoretical Portfolio Values are determined and reviewed annually by The Americas Thematic and Strategy Index Committee (the “Index Committee”) at S&P Dow Jones. Any updates to Theoretical Portfolio Values are made at the discretion of the Index Committee and announced to the clients with ample lead time.

S&P Dow Jones calculates a maximum basket liquidity weight for each constituent in the applicable Select Industry Index using the ratio of its three-month median daily value traded to the Theoretical Portfolio Value. Each constituent’s weight in the applicable Select Industry Index is, then, compared to its maximum basket liquidity weight and is set to the lesser of its maximum basket liquidity weight or its initial equal weight. All excess weight is redistributed across the applicable Select Industry Index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the applicable Select Industry Index has a weight greater that 4.5%. This step of the iterative weighting process may force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. In such cases, S&P Dow Jones will make no further adjustments. If any of the Select Industry Indices contain exactly 22 stocks as of the rebalancing effective date, the applicable Select Industry Index is equally weighted without basket liquidity constraints.

Strategic Accelerated Redemption Securities®	TS-10

Strategic Accelerated Redemption Securities® Linked to the S&P Biotechnology Select Industry Index, due July , 2021

Index Maintenance

The membership to the Select Industry Indices is reviewed quarterly. Rebalancings occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights. The Index Committee may change the date of a given rebalancing for reasons including market holidays occurring on or around the scheduled rebalancing date. Any such change will be announced by S&P Dow Jones with proper advance notice where possible.

Timing of Changes

Additions. Stocks are added between rebalancings only if a deletion in the applicable Select Industry Index causes the stock count to fall below 22. In those cases, each stock deletion is accompanied with a stock addition. The new stock will be added to the applicable Select Industry Index at the weight of the deleted company. In the case of mergers involving two index constituents, the merged entity will remain in the applicable Select Industry Index provided that it meets all general eligibility requirements. The merged entity will be added to the applicable Select Industry Index at the weight of the stock deemed to be the surviving stock in the transaction (i.e. the surviving stock will not experience a weight change and its subsequent weight will not be equal to that of the pre-merger weight of the merged entities). In the case of spin-offs, the applicable Select Industry Index will follow the S&P TM Index’s treatment of the action.

Deletions. A stock is deleted from the applicable Select Industry Index if the S&P TM Index drops the company. If a stock deletion causes the number of stocks in the relevant index to fall below 22, each stock deletion is accompanied with a corresponding stock addition. In case of GICS® changes, where a company does not belong to a qualifying sub-industry after the classification change, it is removed from the applicable Select Industry Index at the next rebalancing.

Adjustments

The tables below summarize the types of index maintenance adjustments and indicate whether or not an index adjustment is required.

S&P TM Index Actions

S&P TM Index Action	Adjustment Made to a Select Industry Index	Divisor Adjustment
Constituent Deletion	If the constituent is a member of a Select Industry Index, it is dropped.	Yes
Constituent Addition

Only in cases where the deletion causes the stock count to fall below 22 stocks, then the deletion is accompanied by an addition assuming the weight of the dropped stock.

If a stock is removed from a Select Industry Index at a price of $0.00, the stock’s replacement will be added to the applicable Select Industry Index at the weight using the previous day’s closing value, or the most immediate prior business day that the deleted stock was not valued at $0.00.

In the case of additions due to spin-offs, the Select Industry Indices follow the S&P TM Index’s treatment of the action.

No, except in the case of stocks removed at $0.00
GICS® Change	None. If, after the GICS® change, a stock no longer qualifies to belong to a Select Industry Index, it is removed at the next rebalancing.	No

Corporate Actions

Type of Corporate Action	Adjustment Made to a Select Industry Index	Divisor Adjustment
Spin-Off	In general, both the parent stock and spun-off stocks will remain in the applicable Select Industry Index until the next index rebalancing, regardless of whether they conform to the theme of the applicable Select Industry Index.	No
Rights Offering	The price is adjusted to the price of the parent company minus (the price of the rights subscription/rights ratio). The index shares change so that the company’s weight remains the same as its weight before the spin-off.	No
Stock Dividend, Stock Split or Reverse Stock Split	The index shares are multiplied by and price is divided by the split factor.	No
Share Issuance or Share Repurchase	None	No

Strategic Accelerated Redemption Securities®	TS-11

Strategic Accelerated Redemption Securities® Linked to the S&P Biotechnology Select Industry Index, due July , 2021

Type of Corporate Action	Adjustment Made to a Select Industry Index	Divisor Adjustment
Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

Strategic Accelerated Redemption Securities®	TS-12

Strategic Accelerated Redemption Securities® Linked to the S&P Biotechnology Select Industry Index, due July , 2021

The following graph shows the daily historical performance of the Index in the period from January 1, 2010 through May 29, 2020. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On May 29, 2020, the closing level of the Index was 8,047.65.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by us. The Index is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by us.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices’ only relationship to us with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL

Strategic Accelerated Redemption Securities®	TS-13

Strategic Accelerated Redemption Securities® Linked to the S&P Biotechnology Select Industry Index, due July , 2021

DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Strategic Accelerated Redemption Securities®	TS-14

Strategic Accelerated Redemption Securities® Linked to the S&P Biotechnology Select Industry Index, due July , 2021

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

BofAS has advised us that MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. BofAS has advised us that, at MLPF&S’s and BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated value of the notes at the time of purchase. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes and our creditworthiness. However, none of us, MLPF&S, BofAS nor any of our respective affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Strategic Accelerated Redemption Securities®	TS-15

Strategic Accelerated Redemption Securities® Linked to the S&P Biotechnology Select Industry Index, due July , 2021

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date will be based on our internal funding rates. Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by us, BofAS or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-17 of product supplement EQUITY INDICES STR-1.

Strategic Accelerated Redemption Securities®	TS-16

Strategic Accelerated Redemption Securities® Linked to the S&P Biotechnology Select Industry Index, due July , 2021

Tax Considerations

You should review carefully the sections in the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders.” The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Based on current market conditions, in the opinion of our special tax counsel, it is reasonable to treat the notes for U.S. federal income tax purposes as prepaid forward contracts with respect to the Index. Assuming this treatment is respected, upon a sale or exchange of the notes (including redemption upon an automatic call or at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the notes, which should equal the amount you paid to acquire the notes. This gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the original issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the notes do not have a “delta of one” within the meaning of the regulations, we expect that these regulations will not apply to the notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders. Subject to estate tax treaty relief, a note may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the note at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated or deemed situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.

Strategic Accelerated Redemption Securities®	TS-17